Exhibit 7
DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of November 4, 2010 and should be read in conjunction with, and is qualified by, the Company’s unaudited consolidated financial statements and related notes for the nine months ended September 30, 2010. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production levels; capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 19, 2010, available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov, as well as the following: volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; and geological, technical and processing problems.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: “This MD&A” may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
OVERVIEW
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE Amex LLC (“Amex”) under the symbol “DNN”.
Denison is a diversified, intermediate uranium producer with uranium production in both the U.S. and Canada and development projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa uranium mill in Utah and its 22.5% ownership of the McClean Lake uranium mill in Saskatchewan. The Company also produces vanadium (“V2O5”) as a co-product from some of its mines in Colorado and Utah and processes uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison owns interests in a portfolio of exploration projects, including the Wheeler River property along with other properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates (“U3O8”) and uranium hexafluoride (“UF6”). Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
SELECTED QUARTERLY FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three months and nine months ended September 30, 2010 and 2009.

	Three Months	Three Months	Nine Months	Nine Months
	ended	ended	ended	ended
(in thousands)	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

Results of Operations:
Total revenues	$39,883	$12,748	$89,088	$48,118
Net income (loss)	(9,521)	(91,343)	(1,938)	(110,885)
Basic and diluted loss per share	(0.03)	(0.27)	(0.01)	(0.41)

	As at	As at
	September 30,	December 31,
	2010	2009

Financial Position:
Working capital	$77,960	$75,578
Investments	2,310	10,605
Property, plant and equipment	701,535	691,039
Total assets	879,115	867,981
Total long-term liabilities	$127,622	$127,931
RESULTS OF OPERATIONS
General
The Company recorded net loss of $9,521,000 ($0.03 per share) for the three months ended September 30, 2010 compared with a net loss of $91,343,000 ($0.27 per share) for the same period in 2009. For the nine months ended September 30, 2010 the Company recorded net loss of $1,938,000 or $0.01 per share compared to a net loss of $110,885,000 or $0.41 per share for the same period in 2009.
Revenues
Uranium sales revenue for the third quarter was $31,228,000 from the sale of 706,000 pounds U3O8 at an average price of $44.22 per pound. Uranium sales for the same period in 2009 were 128,000 pounds U3O8 at an average price of $54.82 per pound resulting in revenue of $7,493,000. Uranium revenue in the third quarter of 2009 also included amortization of the fair value increment related to Denison Mines Inc. (“DMI”) sales contracts of $599,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Uranium sales revenue for the nine months ended September 30, 2010 totaled $65,218,000. Sales were 1,390,000 pounds U3O8 at an average price of $46.93 per pound. For the nine months ended September 30, 2009, uranium sales revenue was $35,089,000 from the sale of 579,000 pounds U3O8 at an average price of $57.82 per pound. Uranium revenue in the nine months of 2009 also included amortization of the fair value increment related to DMI sales contracts of $1,691,000.
During the third quarter the Company sold 114,000 pounds of V2O5 at an average price of $6.28 per pound and 226,000 pounds of ferrovanadium (“FeV”) at an average price of $13.63 per pound. In the third quarter of 2009, the Company sold 3,300 pounds of V2O5 at an average price of $5.83 per pound and 69,000 pounds FeV at an average price of $11.96 per pound. Total vanadium sales revenue for the third quarter 2010 was $3,794,000 compared to $846,000 in the third quarter of 2009.
During the nine months ended September 30, 2010, the Company sold 617,000 pounds of FeV at an average price of $13.84 per pound or $6.52 per pound V2O5 equivalent and 227,000 pounds V2O5 at an average price of $6.59 per pound. Total vanadium sales revenue was $10,038,000. During the nine months ended September 30, 2009, the Company sold 509,000 pounds of V2O5 at an average price of $3.69 per pound and 87,000 pounds as FeV at an average price of $11.29 per pound. Total vanadium sales revenue was $2,864,000.
Revenue from the environmental services division for the three months and nine months ended September 30, 2010 was $4,116,000 and $11,271,000 compared to $4,054,000 and $8,241,000 in the same periods in 2009. Revenue from the management contract with UPC for the three months and nine months ended September 30, 2010 was $409,000 and $2,089,000 compared to $344,000 and $1,886,000 in the same periods in 2009.
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 75,000 pounds U3O8 and 1,709,000 pounds U3O8 for the three and nine months ended September 30, 2010 compared with 906,000 pounds U3O8 and 2,675,000 pounds U3O8 for the three months and nine months ended September 30, 2009. Denison’s 22.5% share of production totaled 17,000 and 385,000 pounds for the 2010 periods and 204,000 and 602,000 pounds for the 2009 periods.
The feeding of ore to the McClean mill was completed in June and the mill was placed on stand-by in August.
Canadian production costs1 for the third quarter were $48.58 (CDN$50.49) per pound U3O8 compared to $26.73 (CDN$29.36) per pound U3O8 for the third quarter of 2009. The increase is due to the shutdown of operations during the quarter. Canadian production costs for the nine months ended September 30, 2010 were $30.85 (CDN$31.96) per pound compared to $26.83 (CDN $31.39) per pound for the nine months ended September 30, 2009.
Inventory from Canadian production was 64,000 pounds U3O8 at September 30, 2010.
On June 30, 2009, the Canadian Nuclear Safety Commission (“CNSC”) renewed the operating licence for the McClean Lake operation for a period of eight years to June 30, 2017. The Athabasca Regional Government (the “ARG”), which is comprised of three First Nations and four provincial communities from the Athabasca Basin, launched an application for a judicial review of CNSC’s decision to grant the McClean Lake operating licence. ARG challenged the legality of the licence renewal on the basis of issues related to the Federal and Provincial Governments’ duty to consult with Aboriginal people. The initial hearing on this matter was held on June 8, 2010 and the judge issued his decision in September 2010, dismissing the application. ARG has launched an appeal of this decision.
At the White Mesa mill, production during the quarter totaled 356,000 pounds U3O8 and 1,045,000 pounds V2O5 and totaled 824,000 pounds U3O8 and 1,956,000 pounds V2O5 for the nine months ended September 30, 2010.
At September 30, 2010, a total of 102,000 tons of conventional ore was stockpiled at the mill containing approximately 480,000 pounds U3O8 and 1,758,000 pounds V2O5. The Company also had approximately 372,000 pounds U3O8 contained in alternate feed material stockpiled at the mill at September 30, 2010.
Production costs1 at White Mesa for the three months ended September 30, 2010 were $37.42 per pound U3O8 and for the nine months ended September 30, 2010 were $38.22. Production costs were $39.69 per pound U3O8 in the three months ended September 30, 2009 and $66.14 for the nine months ended September 30, 2009.

[1]
Production costs include the costs of mining the ore fed to the mill in the period plus the costs of milling less a credit for vanadium produced in the period and excluding depreciation and amortization, which is a non-GAAP measure.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Inventory available for sale from U.S. production was 239,000 pounds U3O8, 1,143,000 pounds V2O5 and 107,000 pounds FeV at September 30, 2010.
On November 16, 2009, as amended on February 1, 2010, the Center for Biological Diversity, Grand Canyon Trust, Sierra Club, Kaibab Band of Paiute Indians and Havasupai Tribe (the “Plaintiffs”) filed a lawsuit against the U.S. Secretary of the Interior and the U.S. Bureau of Land Management (“BLM”) (together, the “Defendants”) seeking an order declaring that the Defendants have violated environmental laws in relation to the Company’s Arizona 1 mine, by not requiring a new Plan of Operations in connection with the start of mining activities. The Plaintiffs are also claiming that, if a new Plan of Operations is not required, the Defendants failed to conduct a review of potential environmental impacts from the mine since the existing Plan of Operations for the mine was approved by BLM in 1988. The Plaintiffs further claim that all required permits have not been obtained for the mine under the Clean Air Act, and that, as a result, BLM failed to take all actions necessary to prevent unnecessary degradation of the public lands. The Plaintiffs are seeking an order declaring that the Defendants have violated these environmental laws in relation to the Arizona 1 mine, and an injunction directing operations to cease and stopping the Defendants from authorizing or allowing any further mining or exploration operations at the Arizona 1 mine until BLM complies with all applicable laws. On February 8, 2010 the Defendants filed an Answer to the Plaintiffs’ complaint denying the foregoing allegations. Denison has been added as an intervener in this lawsuit, and believes that each of these allegations is without legal merit; is not supported by the administrative record; and should be dismissed.
On April 19, 2010, Plaintiffs filed a motion for a preliminary injunction to shut down operations at the mine pending a decision on the merits of the case. A hearing on the motion for an injunction was held on June 11, 2010, and on June 17, 2010 the judge denied the Plaintiffs’ request for preliminary injunctive relief. On July 12, 2010, the Plaintiffs appealed the ruling on the preliminary injunction to the Ninth Circuit Court of Appeals, and on July 14, 2010 filed another motion for preliminary injunction, pending appeal. That motion was denied by the judge on August 11, 2010. On August 16, 2010 the Plaintiff’s filed an emergency motion for an injunction pending appeal in the Court of Appeals. On August 31, 2010, a two-judge panel denied that motion. The appeal to the Court of Appeals of the district judge’s original ruling denying the preliminary injunction is currently under way, and the original case is ongoing. If the Plaintiffs are successful on the appeal or on the merits, the Company may be required to stop mining activities at the Arizona 1 mine pending resolution of this matter. Any required stoppage of mining could have a significant adverse impact on the Company.
In August 2009, the Arizona Department of Environmental Quality (“ADEQ”) issued an air quality permit that authorized the restart and operation of the Arizona 1 mine. Despite this authorization by ADEQ and a previous authorization of construction and operation of the mine by the United States Environmental Protection Agency (“EPA”) in 1988, EPA has alleged that a new EPA approval is required at this time, notwithstanding the ADEQ permit. On May 3, 2010, EPA issued a Finding of Violation to Denison alleging non-compliance with the provisions of the Clean Air Act for not obtaining this second EPA approval and associated matters. EPA and Denison are negotiating a Consent Agreement and Final Order to settle this administrative action, under which Denison, after submitting the requested application, will agree to pay a stipulated penalty.
On July 29, 2010, Uranium Watch, Living Rivers and Center for Water Advocacy (the “Plaintiffs”) filed a lawsuit against the U.S. Forest Service (“USFS”) and the Forest Supervisor for the Manti-La Sal National Forest (together, the “Defendants”) seeking an order declaring that the Defendants have violated environmental laws in relation to the Company’s Pandora mine, by not requiring an Environmental Assessment or Environmental Impact Statement under the National Environmental Policy Act (“NEPA”) in connection with the USFS’s approval of Plans of Operation authorizing the Company to construct two vent holes and drill 16 uranium exploration holes at the mine. The Plaintiffs are seeking an order declaring that the Defendants have violated NEPA and vacating the USFS’ approval of the Plans of Operation for these two projects, and enjoining the USFS from allowing the projects to proceed pending full compliance with the law. The Plaintiffs also filed a motion for a temporary restraining order and preliminary injunction against the commencement of the projects. Denison has been added as an intervener in this lawsuit. A hearing on the motion for a preliminary injunction was held on September 2, 2010, and on September 14, 2010 the judge denied the Plaintiff’s request for preliminary injunctive relief. The original case is ongoing. At this time, all of the exploration holes have been drilled and one of the two vent holes has been installed.
On August 17, 2010, EPA issued a Notice of Violation under the Clean Air Act, citing four violations of the National Emission Standards for Hazardous Air Pollutants for underground uranium mines, relating to operations at Denison’s La Sal mines complex in Utah in 2009. Those violations were for alleged failure to obtain prior approval from EPA for the radon monitoring method used at the site, for some gaps in data collection and reporting, and for allegedly exceeding the emission standards at certain receptors using the prescribed air dispersion model. Denison has applied to EPA for approval to continue to use the radon monitoring method at the site, which is the same method used historically by the uranium mining industry. Similarly Denison does not believe the prescribed air dispersion model is sophisticated enough to accurately calculate potential doses from radon to nearby receptors at the La Sal mines, given the complex terrain and other factors at the site, and has applied to EPA for approval to use a more sophisticated air dispersion model. The Clean Air Act provides that, when a person is in violation of certain provisions of the Act, EPA may issue an administrative penalty, issue an order requiring compliance with the requirements, or bring a civil action, among other remedies. Administrative penalties can be based on the number of days of violation, the size of the business, the economic benefit of non-compliance, the seriousness of the violation and other factors, and can be significant. EPA has not issued an order or brought civil enforcement action at this time.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Other
Operating costs for the three months and nine months ended September 30, 2010 include a recovery of $5,712,000 and $13,157,000 respectively relating to the net realizable value of the Company’s uranium and vanadium inventory. For the three and nine months ended September 30, 2009 operating costs include recoveries of $2,762,000 and $2,579,000 respectively relating to the net realizable value of the Company’s uranium and vanadium inventory. Operating costs also include expenses relating to DES amounting to $3,484,000 for the three months and $9,874,000 for the nine months in 2010 compared to $3,641,000 and $7,546,000 respectively for the same periods in 2009.
Sales Royalties and Capital Taxes
Sales royalties on Canadian production and capital taxes totaled $837,000 and $2,124,000 for the three and nine months ended September 30, 2010 compared with $359,000 and $1,047,000 for the same periods in 2009. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays a Saskatchewan resource surcharge based on 3% of gross uranium sales. The Government of Saskatchewan also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. It is unlikely that Denison will pay tiered royalties in 2010. The Government of Saskatchewan, in conjunction with the uranium industry in Saskatchewan, is reviewing the current tiered royalty structure with a view to altering it to better align it with current and future industry economics.
Mineral Property Exploration
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended September 30, 2010 exploration expenditures totaled $2,528,000 and $5,979,000 for the nine months ended September 30, 2010 as compared to $2,988,000 for the three months ended September 30, 2009 and $7,567,000 for the nine months ended September 30, 2009.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration as part of the McClean and Midwest joint ventures operated by Areva Resources Canada Inc. (“ARC”) as well as on 29 other exploration projects including the Company’s 60% owned Wheeler River project. Denison’s exploration expense on its Canadian properties totaled $1,728,000 for the three months ended September 30, 2010 and totaled $4,810,000 for the nine months ended September 30, 2010. For the three months ended September 30, 2009, exploration expense totaled $1,997,000 and $5,429,000 for the nine months ended September 30, 2009.
The summer drill program on the highly prospective Phoenix trend on the 60% owned Wheeler River property was completed during the quarter. This three rig program drilled a total of 20,320 metres. This program successfully extended the strike length of the two known mineralized Zones A and B, as well as discovering two new zones along strike. The Phoenix trend remains open in both directions.
Exploration expenditures of $486,000 and $841,000 for the three months and nine months ended September 30, 2010 compared to $803,000 for the three months and $1,933,000 for the nine months ended September 30, 2009 were incurred in Mongolia on the Company’s joint venture properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian Government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Under the new Nuclear Energy Law, the Government of Mongolia could acquire a 34% to 51% interest at no cost to the Government. Denison is currently engaged with industry groups and trade representatives in Mongolia to determine how the new law could be applied in practice. In October, the Company and Mon-Atom, the Mongolian state owned uranium company and partner in the GSJV, signed a Memorandum of Understanding (“MOU”). The purpose of the MOU is to establish a co-operative arrangement with Mon-Atom to address the ownership issue in the context of existing agreements between the GSJV and the Government of Mongolia and the Nuclear Energy Law and to establish the basis for negotiation of an Investment Agreement. Discussions are also underway between industry groups and the Mongolian Government in an effort to have some of the provisions amended in the Nuclear Energy Law.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
In Zambia, the Company was granted mining licences for its Mutanga and Dibwe properties in late March. These licenses are for a period of twenty-five years. Environmental baseline sampling is ongoing as well as environmental assessment studies for the access road and power line.
General and Administrative
General and administrative expenses totaled $3,390,000 for the three months and $9,414,000 for the nine months ended September 30, 2010 compared with $2,945,000 for the three months and $10,798,000 for the nine months ended September 30, 2009. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures. Expenditures in the quarter are higher due to legal costs relating to legal challenges in the U.S.
Stock Option Expense
Stock option expense totaled $399,000 and $1,237,000 for the three and nine months ended September 30, 2010 compared to $1,053,000 and $2,758,000 for the three months and nine months ended September 30, 2009.
Other Income and Expenses
Other income (expense) totaled $(4,861,000) for the three months and $11,149,000 for the nine months ended September 30, 2010 compared with $(14,953,000) for the three months and $(16,512,000) for the nine months ended September 30, 2009. This consists primarily of foreign exchange losses, interest income and investment disposal gains. Foreign exchange losses totaled $3,005,000 for the nine months ended September 30, 2010 compared to foreign exchange losses of $14,993,000 for the nine months ended September 30, 2009. Other income also includes a uranium sales contract termination fee. During the second quarter the Company agreed to terminate one of its sales contracts in exchange for a termination fee of $11,000,000. The fee is payable in two installments of $6,000,000 received in June, 2010 and $5,000,000 due in March, 2011.
Income Taxes
For the nine months ended September 30, 2010 the Company has provided for a current tax expense of $314,000 and a future tax recovery of $2,506,000.
OUTLOOK FOR 2010
The Company has chosen to change its production schedule in the fourth quarter to allow for toll milling of a third party’s ore during November. Production guidance is unchanged at 1.6 million pounds even with the change in milling schedule due to better than planned mill performance and higher Arizona 1 head grade. Vanadium production is however expected to decline to 2.4 million pounds V2O5 from 2.8 million.
Uranium sales volumes are expected to remain at 1.8 million pounds U3O8. Vanadium sales are now expected to be 2.1 million pounds V2O5 versus the original sales volume of 3.2 million pounds due to lower than anticipated demand. The Company expects to achieve an average realized price of $47.09 per pound U3O8 sold and $6.53 per pound V2O5.
The McClean Lake joint venture shut down the McClean Lake mill in August 2010 until new feed sources are available. The stand-by costs to Denison are expected to be negligible as most of them will be paid for by the Cigar Lake joint venture. The cost of production in the U.S. is expected to be $37.07 per pound U3O8 net of vanadium credits. The cost of production is calculated using the costs of mining the ore fed to the mill in the period plus the costs of milling the ore less a credit for vanadium produced in the period and excludes amortization and depreciation.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $33,106,000 at September 30, 2010 compared with $19,804,000 at December 31, 2009. The increase of $13,302,000 was due primarily to cash provided by operating activities of $28,502,000 and proceeds from sale of investments of $6,999,000 less expenditures of $22,118,000 on property, plant and equipment.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Net cash provided by operating activities of $28,502,000 during the nine months ended September 30, 2010 is comprised of net income for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include an increase in accounts payable and accrued liabilities of $4,706,000, a decrease of $5,506,000 in inventories and a decrease of $547,000 in trade and other receivables. The decrease in inventories consists primarily of a decrease in ore in stockpile and uranium concentrates offset by an increase in vanadium concentrates.
Net cash used in investing activities was $14,562,000 consisting primarily of expenditures on property, plant and equipment of $22,118,000 less proceeds from the sale of investments of $6,999,000 and proceeds on sale of property plant and equipment of $1,530,000.
Net cash used in financing activities totaled $747,000 consisting primarily of repayment of debt obligations.
In total, these sources and uses of cash resulted in a net cash inflow after the effect of foreign exchange of $13,302,000 during the period.
The Company has in place a $60,000,000 revolving term credit facility (“the credit facility”). The credit facility contains three financial covenants, one based on maintaining a certain level of tangible net worth, which must be greater than or equal to the sum of $665,000,000 plus an amount equal to (i) 50% of each equity issue after September 30, 2009 and 50% of positive net income in each fiscal quarter from September 30, 2009, the second requiring a minimum current ratio of 1.10 to 1 and the third requiring the Company to reduce the borrowing facility to $35,000,000 for a period of time each quarter before drawing further amounts. The credit facility expires on June 30, 2011. There is currently no debt outstanding under this credit facility; however $9,425,000 of the line is currently used as collateral for certain letters of credit.
The borrower under the credit facility is the Company’s subsidiary, DMI and the Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of the Company’s material U.S. subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property. The credit facility is subject to a standby fee of 100 basis points.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of a business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
The following transactions were incurred with UPC for the periods noted below:

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	September	September	September	September
(in thousands)	30, 2010	30, 2009	30, 2010	30, 2009

Management fees	$409	$344	$1,127	$1,144
Commission and transaction fees	—	—	962	742

Total	$409	$344	$2,089	$1,886

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
At September 30, 2010, accounts receivable includes $172,000 due from UPC with respect to the fees indicated above.
Korea Electric Power Corporation (“KEPCO”)
In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58,000,000 common shares of Denison representing approximately 17% of the issued and outstanding capital as at the June 2009 share purchase. Two representatives from KEPCO have been appointed to Denison’s board of directors.
OUTSTANDING SHARE DATA
At November 4, 2010, there were 339,720,415 common shares issued and outstanding, stock options to purchase a total of 6,538,339 common shares and warrants to purchase a total of 6,408,000 common shares, for a total of 352,666,754 common shares on a fully-diluted basis.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s third quarter of 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Changes in Accounting Policies
The Company has adopted the following new standards issued by the CICA:
a)
CICA Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace the former CICA 1581 “Business Combinations” and CICA 1600 “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No.141(R) “Business Combinations” and No.160 “Non-Controlling Interests in Consolidated Financial Statements”. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011 although early adoption is permitted. CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. The Company has early adopted all three sections effective January 1, 2010. There was no impact to the Company’s financial statements from adopting these standards.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
The Company is in the process of converting its basis of accounting from Canadian GAAP to IFRS to be effective in the first quarter report 2011. The conversion date for IFRS reporting is January 1, 2011. The restatement for comparative purposes of amounts reported for the year ended December 31, 2010 will also be required.
The conversion to IFRS from Canadian GAAP is a significant undertaking. Management has established an IFRS project team that is staffed with both internal and external resources.
The implementation project plan consists of three phases:
•	Initial diagnostic phase
•	Impact analysis and design phase
•	Implementation phase

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The initial diagnostic phase was completed in third quarter 2008. The impact analysis and design phase and the implementation phase were initiated in 2009 and efforts are continuing for 2010.
The impact analysis and design phase involves the selection of IFRS accounting policies by senior management and review by the audit committee; the quantification of impact of changes to the Company’s existing accounting policies on its opening IFRS balance sheet; and the development of draft IFRS financial statements.
The implementation phase involves the implementation of required changes to the Company’s information systems and procedures. It will culminate in the collection of financial information necessary to prepare IFRS financial statements and audit committee approval of financial statements.
During the third quarter, efforts were mainly focused on preparation of the IFRS opening balance sheet amounts for January 1, 2010. A preliminary calculation has been prepared and reviewed by management and is in the process of being examined by the Company’s auditors. The most significant adjustments result from differences in recognition of long-lived asset impairments primarily on mineral properties and tax related adjustments. The overall effect of the adjustments is expected to give rise to a decrease in the asset values on the IFRS balance sheet versus the Canadian GAAP balance sheet. Plans for the fourth quarter include finalization of opening balance sheet, development of quarterly 2010 IFRS financial statements and required note disclosures.
Management is using a combination of the current financial system application and some end-user computing tools to record the IFRS compliant financial information.
Other work that is underway includes analysis of additional financial statement and note disclosures, review of information system and internal control changes required, and additional training required for key personnel. The Company is not anticipating significant information system changes or significant internal control changes.
Potential Impact of IFRS Implementation on Denison
A description of the potential areas of impact of the IFRS implementation for Denison was outlined in the Company’s management discussion and analysis dated March 11, 2010 available at www.sedar.com or www.sec.gov.com. There have been no significant changes to the information that was provided in that disclosure. However, management continues to monitor new developments and/or changes to the IFRS standards for applicability to Denison.
MINE SAFETY
Under Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted by the U.S. Congress on July 21, 2010, the Company is required to make certain disclosures relating to violations, orders, penalties, assessments and fatalities that occurred during the reporting period at mines operated by the Company in the United States. During the Quarter, the Company received the following citations from the U.S. Mine Safety and Health Administration (“MSHA”) for violation of a mandatory health and safety standard that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard under Section 104 of the U.S. Mine Safety and Health Act of 1977:
•	Two citations as operator of the Beaver Shaft mine, for which MSHA has assessed a penalty of $959; and
•	One citation as operator of the Arizona 1 Mine, for which MSHA has not assessed a penalty at this time.
The total value of proposed assessments from MSHA during the quarter, including those mentioned above, was $7,421.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed in the Company’s Annual Information Form dated March 19, 2010 available at www.sedar.com and Form 40-F available at www.sec.gov below.
QUALIFIED PERSON
The disclosure of scientific and technical information regarding Denison’s properties in this press release was prepared by or under the supervision of William C. Kerr, the Company’s Vice-President, Exploration and Terry Wetz, Director of Project Development who are Qualified Persons in accordance with the requirements of National Instrument 43-101.